July 11, 2005

Mail Stop 6010



Dr. Adya S. Tripathi
President and Chief Executive Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

      Re:	Tripath Technology, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed June 29, 2005
		File No. 333-123551

Dear Dr. Tripathi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

Recent Developments, page 1

1. Please refer to our prior comment 3. You state that you are not restating the financial statements for periods prior to 2004 at this time as the internal investigation revealed errors in these prior periods that were not material. The phrase "at this time" appears to imply that you may restate these financial statements at a future date. Please delete this language here and elsewhere in the filing and confirm to us that the financial statements prior to 2004 will not be restated.
2. We note that you disclose that the internal investigation revealed errors in periods prior to 2004 that were not material. Revise to include a discussion of the errors found, similar to your discussion you provided for 2004, along with your conclusion that the errors found were not material.
3. Revise your tabular presentation on page 3 of the impact of the restatement of the financial statements to include the "initial restatement." Also, revise to include similar information for your net loss per share, basic and diluted, for all periods presented.
4. We reissue our prior comment 4. Please file all amended periodic reports before effectiveness of your registration statement.

Risk Factors, page 7

Neither our disclosure controls and procedures..., page 12
5. Revise the caption to state that these controls and procedures were not effective and resulted in restatements to your financial statements.

Management`s Discussion and Analysis, page 25

Results of Operations for the six months ended March 31, 2005 and 2004, page 28

6. Please refer to our prior comment 6. We note that the higher gross margin of 51% for the six-month period includes the sale of inventory that was previously written down to its estimated net realizable value, which contributed $1.5 million to gross profit. Excluding this effect, the gross profit margin would have been 15% as compared to 31% for the comparable prior period. Revise to include an additional explanation for the change in gross profit margin between the periods indicated.

Annual Financial Statements

General

7. Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the Registration Statement.

Note 9. Restatement of Previously Reported Annual and Interim
Financial Information, page F-26

8. Please refer to our prior comment 12. You state that you did not conduct an audit of any other POS reports for distributors other than
Macnica and your Korean distributor, because the investigation did not lead the Audit Committee to determine that the POS reports from other distributors were erroneous. We note on page 41 that revenue from sales by Macnica comprised 41% and 10%, respectively, of total revenues for 2003 and 2002. Please tell us why you believe the situation discovered with respect to Macnica and the Korean distributor does not exist with the other distributors and why you believe it is not necessary to perform additional procedures with respect to other distributors for the 2004, 2003 and 2002 periods. Please be detailed in your response.

Interim Financial Statements

Note 12. Commitments and Contingencies, page F-47

9. Reference is made to your disclosure in this note that states at
March 31, 2005 there were no pending claims that the outcome of which is expected to result in a material adverse effect on the financial position or results of operations. In footnote 15, you state that you cannot estimate the loss or range of loss that may be reasonably possible for any of the contingencies described and that any unfavorable resolution would materially adversely affect results of operations or financial condition. It is unclear to us your basis for such statement that management believes that the outcome of the pending claims will not result in a material adverse effect when previously you state you cannot estimate the loss or range of loss.
Please revise any inconsistencies or advise us.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michelle
Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
								Assistant Director


cc (via facsimile):  David J. Segre, Esq.

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Dr. Adya S. Tripathi
Tripath Technology, Inc.
July 11, 2005
Page 1